UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5 )*



                    CENTRAL EUROPEAN MEDIA ENTERPRISES, LTD.
                               -------------------

                                (Name of Issuer)

                      Class A Common Stock, $.08 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    G20045202
                                  -------------
                                 (CUSIP Number)

                                December 31, 2002
                                 --------------
             (Date of Event which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                            Mark A. Riely


--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                            (a) [ ]
                            (b) [ ]

--------------------------------------------------------------------------------

    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OR ORGANIZATION

                            United States
--------------------------------------------------------------------------------

                        5   SOLE VOTING POWER
      NUMBER OF                     541,700
        SHARES
     BENEFICIALLY
       OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
                      ----------------------------------------------------------

                        6   SHARED VOTING POWER
                                    1,198,548

                      ----------------------------------------------------------

                        7   SOLE DISPOSITIVE POWER
                                    541,700

                      ----------------------------------------------------------

                        8   SHARED DISPOSITIVE POWER
                                    1,198,548

--------------------------------------------------------------------------------

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,740,248

--------------------------------------------------------------------------------

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                    [ ]
--------------------------------------------------------------------------------

    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                    18.8%
--------------------------------------------------------------------------------

    12     TYPE OF REPORTING PERSON*
                                    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                    Curtis L. Alexander

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                    (a) [ ]
                                    (b) [ ]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OR ORGANIZATION

                                    United States
--------------------------------------------------------------------------------
                        5   SOLE VOTING POWER
                                    1,400
      NUMBER OF
 SHARES BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                      ----------------------------------------------------------
                        6   SHARED VOTING POWER
                                    1,198,548

                      ----------------------------------------------------------
                        7   SOLE DISPOSITIVE POWER
                                    1,400

                      ----------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER
                                    1,198,548

--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,199,948

--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                    [ ]
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                    13.0%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*
                                    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                    Media Group Investors, L.P.

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                    (a) [ ]
                                    (b) [ ]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OR ORGANIZATION

                                    a Delaware limited partnership
--------------------------------------------------------------------------------
                        5   SOLE VOTING POWER
                                    0
      NUMBER OF
 SHARES BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                      ----------------------------------------------------------
                        6   SHARED VOTING POWER
                                    985,180

                      ----------------------------------------------------------
                        7   SOLE DISPOSITIVE POWER
                                    0

                      ----------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER
                                    985,180

--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    985,180

--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                    [ ]
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                    10.6%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*
                                    PN
--------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  Central European Media Enterprises, Ltd.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  Clarendon House, Church Street, Hamilton
                  HM CX Bermuda

Item 2(a).        Name of Person Filing:

         This statement is filed by:

         (1) Mark A. Riely ("Riely") with respect to the shares of Class A Common Stock, par value $.08 per share ("Common Stock") of Central European Media Enterprises, Ltd. (the "Company") which may be deemed to be beneficially owned by Riely, including 518,700 shares of Common Stock owned of record by Riely, 17,000 shares of Common Stock owned by an IRA F/B/O Riely (the "Riely IRA"), 6,000 shares of Common Stock owned by a SEP IRA F/B/O Riely (the "Riely SEP IRA"), 985,180 shares of Common Stock owned by Media Group Investors, L.P., which has a sole general partner, Media Group Management, Inc., of which Riely is a 75% shareholder, and 213,368 shares of Common Stock owned by Media Group Investments, Ltd., which has as its investment advisor Vercingetorix Corp., of which Riely is a 50% shareholder.

         (2) Curtis L. Alexander ("Alexander") with respect to the shares of Common Stock of the Company which may be deemed to be beneficially owned by Alexander, including 1,000 shares of Common Stock owned by an IRA F/B/O Alexander (the Alexander IRA"), 400 shares of Common Stock owned by a SEP IRA F/B/O Alexander (the "Alexander SEP IRA"), 985,180 shares of Common Stock owned by Media Group Investors, L.P., which has a sole general partner, Media Group Management, Inc., of which Alexander is a 25% shareholder, and 213,368 shares of Common Stock owned by Media Group Investments, Ltd., which has as its investment advisor Vercingetorix Corp., of which Alexander is a 50% shareholder.

         (3) Media Group Investors, L.P.("MGI LP") with respect to the shares of Common Stock of the Company owned of record by MGI LP.

         (Riely, Alexander and MGI LP are each a "Reporting Person" and, collectively, the "Reporting Persons".)

Item 2(b).     Address of Principal Business Office, or, if None, Residence:

                The business address of Riely is 122 East 55th Street, New York, New York 10022. The business address of Alexander is 365 Boston Post Road, Suite 210, Sudbury, MA 01776. The principal business office of MGI LP is located at 122 East 55th Street, New York, New York 10022.

Item 2(c).     Citizenship:

               Riely and Alexander are each United States citizens. MGI LP is a Delaware limited partnership.

Item 2(d).     Title of Class of Securities:

               This statement relates to the Company's Class A Common Stock, par value $.08 per share.

Item 2(e).     CUSIP Number:

               G20045202

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person is a:

(a)   [ ]    Broker or dealer registered under Section 15 of the Act,
(b)   [ ]    Bank as defined in Section  3(a)(6) of the Act,
(c)   [ ]    Insurance  Company as defined in Section 3(a)(19) of the Act,
(d)   [ ]    Investment Company registered under Section 8 of the Investment
             Company Act,
(e)   [ ]    Investment  Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f)   [ ]    Employee  Benefit  Plan or  Endowment  Fund  in  accordance  with
             Rule 13d-1(b)(1)(ii)(F),
(g)   [ ]    Parent  Holding  Company  or  control  person  in accordance with
             Rule 13d-1(b)(1)(ii)(G),
(h)   [ ]    Savings Association as defined in Section 3(b) of the Federal
             Deposit  Insurance Act,
(i)   [ ]    Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)   [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c) check this box. [x]

Item 4.   Ownership.

      (A) As to Riely:

      (a)     Amount beneficially owned:     1,740,248
      (b)     Percent of class:                   18.8%
            (i)    Sole power to vote or direct  the vote:               541,700
            (ii)   Shared power to vote or direct the vote:            1,198,548
            (iii)  Sole power to dispose or direct the disposition:      541,700
            (iv)   Shared power to dispose or direct the disposition:  1,198,548

              As of December 31, 2003, Riely has the sole power to vote and dispose of 541,700 shares of Common Stock owned of record by Riely, the Riely IRA and the Riely SEP IRA. Riely has the shared power to vote and dispose of 985,180 shares of Common Stock owned by Media Group Investors, L.P., which has a sole general partner, Media Group Management, Inc., of which Riely is a 75%
shareholder, and 213,368 shares of Common Stock owned by Media Group Investments, Ltd., which has as its investment advisor Vercingetorix Corp., of which Riely is a 50% shareholder.

      (B) As to Alexander:

      (a) Amount beneficially owned:         1,199,948
      (b) Percent of class:                       13.0%
            (i)    Sole power to vote or direct the vote:                  1,400
            (ii)   Shared power to vote or direct the vote:            1,198,548
            (iii)  Sole power to dispose or direct the  disposition:       1,400
            (iv)   Shared power to dispose or direct the disposition:  1,198,548

              As of December 31, 2003, Alexander has the sole power to vote and dispose of 1,400 shares of Common Stock owned of record by the Alexander IRA and the Alexander SEP IRA. Alexander has the shared power to vote and dispose of 985,180 shares of Common Stock owned by Media Group Investors, L.P., which has a sole general partner, Media Group Management, Inc., of which Alexander is a 25% shareholder, and 213,368 shares of Common Stock owned by Media Group Investments, Ltd., which has as its investment advisor Vercingetorix Corp., of which Alexander is a 50% shareholder.

      (C) As to MGI LP:

      (a) Amount beneficially owned:         985,180
      (b) Percent of class:                     10.6%
            (i)     Sole power to vote or direct the vote:                     0
            (ii)    Shared power to vote or direct the vote:             985,180
            (iii)   Sole power to dispose or direct the disposition:           0
            (iv)    Shared power to dispose or direct the disposition:   985,180

      As of December 31, 2003, MGI LP has the shared power to vote and dispose of 985,180 shares of Common Stock owned of record by MGI LP.

Item 5.   Ownership of Five Percent or Less or a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          See Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

      Each of the Reporting Persons hereby makes the following certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      February 11, 2003

                                         /s/  Mark A. Riely
                                         -----------------------------
                                         Mark A. Riely


                                         /s/ Curtis L. Alexander
                                         -----------------------------
                                         Curtis L. Alexander



                                         MEDIA GROUP INVESTORS, L.P.
                                         By:  Media Group Management, Inc.,
                                              its general partner

                                         By: /s/  Mark A. Riely
                                         -----------------------------
                                         Name: Mark A. Riely
                                         Title: President

                                  EXHIBIT INDEX

                                  -------------

Exhibits

1. Joint Filing Agreement, dated February 11, 2003, among Riely, Alexander, and MGI LP.





                                    EXHIBIT 1
                                    ---------

                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Class A Common Stock, par value $.08 per share, of Central European Media Enterprises, Ltd. is filed jointly, on behalf of each of them.

Dated:   February 11, 2003               /s/  Mark A. Riely
                                         -----------------------------
                                         Mark A. Riely


                                         /s/ Curtis L. Alexander
                                         -----------------------------
                                         Curtis L. Alexander

                                         MEDIA GROUP INVESTORS, L.P.
                                         By:  Media Group Management, Inc.,
                                                 its general partner


                                         By: /s/  Mark A. Riely
                                         -----------------------------
                                         Name: Mark A. Riely
                                         Title: President